05037284

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52542

SEC RECEIVED PROCESSING FEB 25 2005 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North American Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Avenue, Suite 120
(No. and Street)

Minneapolis (City) MN (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Wier 763-417-4808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wlpfli LLP
(Name – *if individual, state last, first, middle name*)

4000 Lexington Avenue North, Suite 201 (Address) St. Paul (City) MN (State) 55126 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Wier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North American Capital Markets, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Michael J. Wier, FINOP
Title

Notary Public

ANN MARIE BAILEY
Notary Public
Minnesota
My Commission Expires January 31, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2004 and 2003

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Financial Statements and Additional Information

Years Ended December 31, 2004 and 2003

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
North American Capital Markets, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of North American Capital Markets, Inc. (a subsidiary of NA Corporation) (the "Company") as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North American Capital Markets, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information appearing on pages 15 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

February 2, 2005
St. Paul, Minnesota

North American Capital Markets, Inc.
(A Subsidiary of NA Corporation)

Statements of Financial Condition
December 31, 2004 and 2003

Assets		2004		2003
Cash	$	912,807	$	1,809,278
Deposit with clearing organization		100,796		100,796
Receivable from clearing organization		17,792		2,566
Interest receivable		328		-
Marketable securities, at market value		104,213		-
Prepaid expenses and other assets		70,825		45,198
Property and equipment - Net		68,351		77,903
TOTAL ASSETS	$	1,275,112	$	2,035,741
Liabilities and Stockholders' Equity				
Liabilities:				
Accounts payable	$	11,886	$	26,463
Customer advances		19,761		-
Accrued expenses and other liabilities		282,314		669,893
Total liabilities		313,961		696,356
Stockholders' equity:				
Common stock; $1 par value; 10,000,000 shares authorized; 150,000 shares issued and outstanding		150,000		150,000
Additional paid-in-capital		800,000		800,000
Retained earnings		11,151		389,385
Total stockholders' equity		961,151		1,339,385
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,275,112	$	2,035,741

See accompanying notes to the financial statements.

North American Capital Markets, Inc.
(A Subsidiary of NA Corporation)

Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions	$ 1,140,152	$ 2,583,495
Principal transactions	467,692	645,627
Investment banking	1,125,421	1,664,527
Interest and dividends	59,630	95,253
Other	3,687	27,492
Total revenues	2,796,582	5,016,394
Expenses:		
Employee compensation and benefits	2,143,926	3,645,529
Occupancy	168,694	165,122
Floor brokerage, exchange, and clearance fees	59,193	91,555
Communications and data processing	192,706	189,382
Regulatory fees	14,354	13,621
Legal and professional fees	70,411	64,168
Marketing and promotion	135,427	174,849
Interest	18,458	23,008
Other expenses	85,352	87,780
Total expenses	2,888,521	4,455,014
Income (loss) before income taxes	(91,939)	561,380
Provision for income taxes (income tax benefit)	(18,705)	254,470
Net income (loss)	$ (73,234)	$ 306,910

See accompanying notes to the financial statements.

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2004 and 2003

	Common Stock		Additional		
	Shares	Amount	Paid-in-Capital	Retained Earnings	Total
Balances at December 31, 2002	150,000	$ 150,000	$ 800,000	$ 367,475	$ 1,317,475
Dividends declared and paid	-	-	-	(285,000)	(285,000)
Net income	-	-	-	306,910	306,910
Balances at December 31, 2003	150,000	$ 150,000	$ 800,000	$ 389,385	$ 1,339,385
Dividends declared and paid	-	-	-	(305,000)	(305,000)
Net loss	-	-	-	(73,234)	(73,234)
Balances at December 31, 2004	150,000	$ 150,000	$ 800,000	$ 11,151	$ 961,151

See accompanying notes to the financial statements.

North American Capital Markets, Inc.
(A Subsidiary of NA Corporation)

Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Net income (loss)	$ (73,234)	$ 306,910
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	19,243	16,924
Changes in operating assets and liabilities:		
Deposits with clearing organization	-	(253)
Net receivable from clearing organization	(15,226)	98,312
Interest receivable	(328)	10,036
Securities owned - Net	(104,213)	2,096,364
Prepaid expenses and other assets	(25,627)	50,732
Accounts payable	(14,577)	8,381
Customer advances	19,761	(55,261)
Accrued expenses and other liabilities	(387,579)	359,879
Total adjustments	(508,546)	2,585,114
Net cash provided by (used) in operating activities	(581,780)	2,892,024
Cash flows used in investing activities		
Capital expenditures	(9,691)	(19,586)
Abandonment of leasehold improvements	-	6,629
Net cash used in investing activities	(9,691)	(12,957)
Cash flows from financing activities:		
Dividends paid	(305,000)	(285,000)
Payments on short-term borrowings	-	(1,122,191)
Net cash used in financing activities	(305,000)	(1,407,191)
Net increase (decrease) in cash and cash equivalents	(896,471)	1,471,876
Cash at beginning of period	1,809,278	337,402
Cash and cash equivalents at end of period	$ 912,807	$ 1,809,278
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 18,458	$ 23,008
Income taxes paid (refunded)	(26,321)	178,033

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States. Significant accounting and reporting policies follow:

Organization and Nature of Business

North American Capital Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Associations of Securities Dealers (NASD). The Company is registered under Rule 15c3-3(k)(2)(ii) which represents that funds and securities belonging to the Company's customers will be processed by a correspondent broker-dealer ("clearing organization"). The Company engages as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking services. The Company is a wholly owned subsidiary of N.A. Corporation (the "Parent").

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows cash and cash equivalents include cash on hand non-interest-bearing accounts in banks and other highly liquid investments, all of which have original maturities of three months or less.

Note 1 Summary of Significant Accounting Policies (Continued)

Reserve Requirement

The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to SEC Rule 15c3-3.

Securities Activities

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profits and losses arising from securities transactions entered into for the account and risk of the Company are recorded on the settlement date. Customers' securities transactions and related commission income and expenses are recorded on their settlement date, which is generally the third business day following the trade date.

Marketable Securities

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is included in the consolidated federal and state income tax return of its Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses and benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions are settled.

Advertising Costs

Advertising costs are expensed as incurred.

Property, Equipment, and Depreciation

Property and equipment are valued at cost net of accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of property and equipment are reflected in operations. Depreciation is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets.

Note 2 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 and 2003, the Company had net capital of $775,194 and $1,200,565, respectively, and net capital requirements of $100,000 for both years. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 and 2003, was .41 to 1 and .58 to 1, respectively. The SEC permits a ratio of no greater than 15 to 1 after the Company's first 12 months of operations.

Note 3 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 Securities Owned

Marketable securities held by the Company are classified as trading securities. Unrealized gains and losses are included in income on a current basis. The cost is determined on the specific identification basis.

Marketable securities, owned at market values, are as follows:

	2004	2003
Securities issued by states and political subdivisions in the U.S.	$ 104,213	$ -

Note 5 Leases

The Company leases office space and furniture which are classified as operating leases. The office space lease provides for the Company to pay taxes, insurance, maintenance, and other operating costs of the property. The office space lease is a seven-year lease expiring in 2009 and the equipment lease is a five-year lease expiring in 2007.

Future minimum payments, by year under the operating lease, are as follows:

	Operating Leases
2005	$ 113,922
2006	113,922
2007	112,114
2008	91,295
2009	76,079
Thereafter	-
	$ 507,332

Rent expense for operating leases amounted to $177,401 and $175,432 for the years ended December 31, 2004 and 2003, respectively.

Note 6 Property and Equipment

Property and equipment at December 31 are summarized as follows:

	2004	2003
Office equipment	$ 100,564	$ 90,873
Leasehold improvement	16,984	16,984
Subtotal	117,548	107,857
Less: Accumulated depreciation	49,197	29,954
Total	$ 68,351	$ 77,903

Depreciation expense was $19,243 and $16,924 for 2004 and 2003, respectively.

Note 7 Management Contract/Related-Party Transactions

The Company has a management contract with its Parent. The contract is for one year and is renewed automatically unless either party terminates the contract by giving 90 days notice prior to the anniversary date of the contract. The agreement requires the Parent to provide certain day-to-day operational support and to assist in with compliance and other matters, when deemed appropriate, and for the Company to pay the Parent a management fee and reimburse them for expenses. Fees are based on substantially all costs incurred by the Parent related to Company expenses, including compensation expense of officers and other employees of the Parent. For the years ended December 31, 2004 and 2003, the Company paid $55,643 and $51,684, respectively, to the Parent as reimbursement for services performed on behalf of the Company. No management fee was paid for December 31, 2004 or 2003, as the Parent has waived this requirement.

Note 8 Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of any net losses on these unsettled trades. At December 31, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 10 Retirement Plan

The Parent sponsors a 401(k) profit sharing plan which covers substantially all full-time employees of the Company. Employees are allowed to make voluntary contributions to the plan. The Parent may make discretionary contributions to the plan at the discretion of the Board of Directors. No retirement plan contributions were authorized for 2004 or 2003.

Note 11 Income Taxes

The provision for income taxes included in the statement of operations, consists of the following:

		2004		2003
Tax expense (benefit):				
Federal	$	(14,447)	$	192,845
State		(4,258)		61,625
Deferred taxes		-		-
Total provision for income taxes	$	(18,705)	$	254,470

Note 12 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during 2004 and 2003. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Note 13 Short-Term Borrowings

As part of the Company's agreement with its clearing organization, the Company is able to borrow funds from the clearing organization on margin for securities purchased by the Company. These loans are collateralized by the securities purchased. Interest is charged on the account based on the clearing organization's broker's call rate plus .5% (4.5% at December 31, 2004). No borrowings were outstanding at December 31, 2004 or 2003.

Note 14 Receivable from Clearing Organizations

Amounts receivable from clearing organizations are reported net of amounts due and consist of the following at December 31:

	2004	2003
Commissions receivable	$ 17,792	$ 2,566

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis (Note 1). The amount payable to the clearing organization is related to the aforementioned transactions. The Company is required to maintain a $100,000 deposit with the organization to collateralize certain transactions.

Additional Information

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004 and 2003

	2004	2003
Net Capital:		
Total stockholders' equity	$ 961,151	$ 1,339,385
Deductions and/or charges:		
Nonallowable assets:		
Premises and equipment	68,351	77,903
Prepaid expenses and other assets	96,680	22,575
Net capital before haircuts on securities positions	796,120	1,238,907
Haircuts on securities	20,926	38,342
Net capital	$ 775,194	$ 1,200,565
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable	11,886	26,463
Customer advances	19,761	-
Accrued expenses	282,314	669,893
Total aggregate indebtedness	$ 313,961	$ 696,356
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	20,931	46,424
Minimum dollar requirement	100,000	100,000
Net capital requirement	$ 100,000	$ 100,000
Excess net capital at required minimum dollar amount	$ 675,194	$ 1,100,565
Excess net capital at 6.67% of aggregate indebtedness	$ 754,263	$ 1,154,141
Ratio: Aggregate indebtedness to net capital	.41 to 1	.58 to 1

There were no material differences between the amounts reported above and the amounts reported in the Company's unaudited FOCUS reports.

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004 and 2003

Exemptive Provisions

The Company has claimed an exemption from SEC Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing L.L.C.

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Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
North American Capital Markets, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and additional schedules of North American Capital Markets, Inc. (a subsidiary of NA Corporation) (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests for such practices and procedures that we considered relevant to he objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

Wipfli LLP

Wipfli LLP

February 2, 2005
St. Paul, Minnesota